

10035208

STATES
HANGE COMMISSION
, D.C. 20549

cm

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65532 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dynasty Capital Partners, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5445 DTC Parkway, Suite 940
(No. and Street)

| Greenwood Village | CO | 80111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terri E. Lowe (303) 683-8462
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

| 5251 S. Quebec Street, Suite 200 | Greenwood Village | CO | 80111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS
AND
EXAMINATIONS
03

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Steven R. Hinkle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dynasty Capital Partners Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Commission Expires: 7/25/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**DYNASTY CAPITAL PARTNERS, INC.**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2009**



The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

**DYNASTY CAPITAL PARTNERS, INC.**

## TABLE OF CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Dynasty Capital Partners, Inc.

We have audited the accompanying statement of financial condition of Dynasty Capital Partners, Inc. as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dynasty Capital Partners, Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 19, 2009

DYNASTY CAPITAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

**ASSETS**

| | |
|---|---|
| **CASH** | $ 46,007 |
| **CLEARING BROKER DEPOSIT** | 50,000 |
| | **$ 96,007** |

**SHAREHOLDERS' EQUITY**

**COMMITMENTS AND CONTINGENCIES** (Notes 3 and 4)

| | |
|---|---|
| **SHAREHOLDERS' EQUITY** (Note 2): | |
| Common stock, $0.001 par value; 10,000 shares authorized, issued and outstanding | 10 |
| Additional paid in capital | 221,990 |
| Deficit | (125,993) |
| | **$ 96,007** |

The accompanying notes are an integral part of this statement

## *NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

***Organization of Business***

Dynasty Capital Partners, Inc., (the "Company") was incorporated in 2002, and is a securities broker-dealer registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc.

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore, is exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

***Revenue Recognition***

The Company records securities transactions and related revenue and expenses on a trade date basis.

***Income Taxes***

The Company has elected to be taxed as an S-Corporation under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements. All income and expenses is reported by the Company's shareholders on its tax returns.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## *NOTE 2 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2009, the Company had net capital and net capital requirements of $96,007 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

### *NOTE 3 - RELATED PARTY TRANSACTIONS*

The Company's shareholders provide office facilities and administrative services for the Company. The Company reimburses its shareholders for these operating expenses. The Company has also engaged in raising capital on behalf of ImageDoc USA, Inc, a related party. During the year, the Company received commissions of $13,000 from ImageDoc.

### *NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES*

The Company's financial instruments, including clearing broker deposits, are carried at amounts that approximate fair value, due to the short term nature of those instruments.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

### *NOTE 5 - SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through February 19, 2010, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.